                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-21595

                    NOTIFICATION OF LATE FILING OF FORM 10-K

                       For Period Ended: December 31, 1999
                       -----------------------------------

                         Part 1. Registrant Information

                                 ENAMELON, INC.
                                 --------------
                            (Full name of registrant)

                7 Cedar Brook Drive, Cranbury, New Jersey 08512
                -----------------------------------------------
                     (Address of Principal executive office)

                        Part II. Rule 12b-25 (b) and (c)

       If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

       As the Company's Chief Financial Officer and Controller have recently resigned, the Company needs more time to properly complete its Form 10-K for the fiscal year ended December 31, 1999.

                           Part IV. Other Information

       (1) Name and telephone number of person to contact in regard to this notification:

              Dr. Steven R. Fox                  (609) 395-6900
              -----------------                  --------------
               (Name)                            (Telephone number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [x] Yes [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes [x] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ENAMELON, INC.
                                 --------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000               By: /s/ Steven R. Fox
                                       --------------------------------------
                                       Name: Dr. Steven R. Fox
                                       Title: Chairman of the Board of Directors
                                              Chief Executive Officer


              Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

       Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).